We would like to ask you to be a lead investor into our campaign, which we plan to launch [on March 15th.](#) We are planning for a 2028 exit strategy at a $1B+ valuation. We want to push towards seeing your return.

Please respond if you are interested in being a lead investor in this round, and your amount, and I will add you to the list.

Do note that the lead investor role is on a first come first serve basis, however you can still be included in the list for our pre-public launch, at the same valuation.

We look forward to scaling 4GW with you, and we will talk soon.

Greatest Regards,

Kwaku Jyamfi
CEO - President
Farm to Flame Energy



Universal Biomass Solution